Telephone: 704-344-8150 Facsimile: 704-344-8121 521 East Morehead Street Suite 250 Charlotte NC 28202 www.fairpoint.com

December 13, 2006

VIA EDGAR AND OVERNIGHT COURIER

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FairPoint Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and
September 30, 2006
File No. 333-56365

Dear Mr. Spirgel:

FairPoint Communications, Inc., a Delaware Corporation (the “Company”) hereby submits the Company’s responses to the Staff’s comments conveyed in a letter to the Company dated November 22, 2006, wherein the Staff made comments to Form 10-K for fiscal year ended December 31, 2005 and Forms 10-Q for fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.  For your convenience, the Company has restated each of the Staff’s comments in their entirety with the Company’s response following immediately thereafter.  As requested, in response to these comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings noted above.  We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John P. Crowley

Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements, page 63

1) Organization and Summary of Significant Accounting Policies, page 63
(d) Revenue Recognition, page 64

SEC Comment #1

We note that revenues earned through various pooling arrangements are initially recorded based on the company’s estimates.  Please explain to us, in detail, this policy including how you estimate revenues and your reason for recording estimates as opposed to actual revenues.  Also explain to us the significance of estimated revenues for several of your most recent reporting periods as well as differences between estimates and actual revenues for those periods.

Response

A portion of the Company’s interstate revenue is based on tariffs filed by the National Exchange Carrier Association (“NECA”) and approved by the Federal Communications Commission.  NECA’s pooling arrangements are based on nationwide average costs that are applied to certain projected demand quantities.  These calculations, called cost studies, are prepared annually after the close of the financial statements and submitted to NECA.  NECA then compares the actual results provided on the cost studies to the estimates that were used throughout the year.  If the actual results vary from the estimates, NECA will notify the Company and provide a true-up amount.  Since the cost studies are only prepared annually and the actual results of the pooling arrangement are based on the results of all the companies in the pool, the final determination of the actual results are not available at the time of the Company’s filings.  This requires the Company to record the revenue based on estimates.

The services associated with this revenue were provided to the customers during the year and, therefore, the revenue should be recorded by the Company when it is earned.  This requires the Company to initially record the monthly revenue based on the Company’s estimates.  The Company utilizes external telecommunications consultants to assist in these complex calculations which estimate the revenue the Company should record throughout the year based on current projections of revenues and expenses for the full year.  Management constantly reviews these estimates based on actual results incurred during the year and makes adjustments to the estimates, as applicable, throughout the year.

For the twelve months ended December 31, 2005, the Company recorded total interstate revenue of $75.3 million.  The true-up to actual revenues from the NECA pools was received and recorded in June 2006 in the amount of $977,000 reduction in revenue.  This true-up related to the twelve months ended December 31, 2005 and represented 1.3% of total interstate revenue.  We have also recorded estimated revenues for the first three quarters of 2006.  The actual revenues associated with these estimates will not be available until cost studies are filed in 2007.

(j) Goodwill and Other Intangible Assets, page 67

SEC Comment #2

Please tell us and disclose, in detail, the manner in which you conduct annual impairment testing for goodwill and the significant assumptions used.  For example, explain how you apply the first step in the process, identifying potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount.  Include discussion of method and assumptions used to estimate fair value and, using the guidance in paragraphs 30-31 of SFAS 142, describe how you determined your reporting units for purposes of performing your goodwill impairment test as well as the amount of goodwill to be assigned to your separate reporting units.  Also explain how you apply the second step during which the amount of the impairment is measured based on a comparison of the “implied fair value” of goodwill with its carrying amount.

Response

We conduct an annual impairment test on goodwill at the end of each fiscal year and between annual tests if needed.  This testing is done in accordance with the provisions of SFAS 142.  The first step of the goodwill impairment test is performed based on paragraph 19 of SFAS 142.  As required under paragraph 19, the Company must determine the appropriate reporting unit.  Under the provisions of SFAS 131, the Company has one operating segment.  In determining the reporting units under SFAS 142, we start with the Company’s operating segment and evaluate whether the Company is required to identify reporting units one level below the operating segment level.  Management of the Company does not review financial results for levels below the operating segment and under paragraph 30 of SFAS 142, the components of the operating segment are aggregated and deemed a single reporting unit because they have similar economic characteristics.

The carrying value of the reporting unit is equal to the total stockholders’ equity as reflected on the reporting unit’s balance sheet as of the measurement date.  In order to determine the fair value of the reporting unit, we multiply the total number of shares of common stock outstanding by the price per share as quoted in the public stock market.  Based on this analysis, we believe that the fair value of the reporting unit exceeds its carrying value and, therefore, no impairment of goodwill has occurred.  Since the adoption of SFAS 142, the Company has not had to perform the second step of the impairment test.  The Company believes its disclosures are adequate and are in accordance with GAAP.

6) Investments, page 76
b) Equity Method Investments, page 77

SEC Comment #3

In light of the significance of your earnings from your investment in Orange County — Poughkeepsie Limited Partnership, it appears you should provide audited financial statements of this entity in an amendment to your Form 10-K pursuant to 3-09 of Regulation S-X.  Please revise accordingly or advise us.  If you believe it is not necessary for you to provide the audited financial statements, please explain why in detail and provide to us your computations of significance prepared in accordance with 1-02(w) of Regulation S-X.

Response

The Company’s investment in Orange County — Poughkeepsie Limited Partnership (the “Partnership”), does pass the significance tests detailed in section 1-02(w) of Regulation S-X.  The Company performs a calculation supporting this test on an annual basis.  As a result of the significance of the Partnership, we filed the audited financial statements of the Partnership as Exhibit 99.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2005.

c) Investments in Equity Securities Carried at Cost, page 79

SEC Comment #4

The nature of these investments and the reason why it is not practicable to estimate their fair value is unclear.  Please provide further discussion of these investments to include the disclosures required by paragraph 14 of SFAS 107.

Response

As indicated in the Company’s Form 10-K for the fiscal year ended December 31, 2005, the Company held certain investments for which there were no determinable market values and, as a result, the Company carried these investments at cost.  These investments fall primarily into two categories, the first of which are investments in governmental agencies.  There is no market for these investments.  The only way the Company can dispose of these investments is through redemption by the appropriate agency.  The Company’s two primary investments in this category are shares held in the Rural Telephone Bank and shares held in CoBank.

The second category of investments is comprised of minority investments held by the Company.  Principally, the Company held a minority interest in Southern Illinois Cellular Corp. (“SICC”).  SICC is held by a small group of shareholders which has a right of first refusal to any sale by another shareholder.  Therefore, the only way the Company can sell its investment in SICC at a value greater than book value is for a majority of the shareholders to agree to such a sale.  Therefore, the Company carries this investment at cost on its books.

The Company disclosed the carrying amount of these investments in the table on page 77 of its Form 10-K for the year ended December 31, 2005.  In order to more adequately address the disclosure requirements in paragraph 14 of SFAS 107, we propose the following disclosure in the Company’s future Form 10-K filings:

(c)                       Investments in Equity Securities Carried at Cost

The aggregate cost of the Company’s cost method investments totaled $33.1 million at December 31, 2005. These investments consist primarily of investments in stock of governmental agencies and minority interests in limited partnerships or corporations.  Therefore, the investments are highly illiquid and there is no readily available market for these securities which makes it impracticable to estimate a fair value.  As a result, these investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107 Disclosures About Fair Value of Financial Instruments, and (b) the Company did not identify any events or circumstances that may have had a significant adverse effect on the fair value of those investments.